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EXHIBIT 12.1

LABOR READY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

						FOR THE SIX MONTHS ENDED June 29, 2001	FOR THE SIX MONTHS ENDED June 28, 2002
	FOR THE YEARS ENDED DECEMBER 31,
	1997	1998	1999	2000	2001
	(In thousands, except ratio)
EARNINGS AS DEFINED:
Income (loss) before taxes and cumulative effect of accounting change	$12,522	$33,390	$40,430	$15,945	$14,687	$(132)	$(240)
Fixed charges	1,779	3,881	5,840	6,938	7,142	3,602	3,595

Earnings as defined	$14,301	$37,271	$46,270	$22,883	$21,829	$3,470	$3,355

FIXED CHARGES AS DEFINED:
Estimate of interest within rental expense	$1,673	$3,000	$4,522	$5,942	$5,980	$3,120	$2,893
Interest expense	105	881	1,318	996	1,030	442	601
Amortized premiums related to indebtedness	—	—	—	—	132	40	101

Fixed charges as defined	$1,779	$3,881	$5,840	$6,938	$7,142	$3,602	$3,595

RATIO OF EARNINGS TO FIXED CHARGES	8.0x	9.6x	7.9x	3.3x	3.1x	—	—

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LABOR READY, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)